February 1, 2008

BY EDGAR

Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 6010
100 F Street, NE
Washington, D.C. 20549

RE: Progenics Pharmaceuticals, Inc.
       Form 10-K for the fiscal year ended December 31, 2006
       File No. 000-23143

Dear Mr. Rosenberg:

This letter sets forth a revision of the response of Progenics Pharmaceuticals, Inc., a Delaware corporation (the “Company”), first given in a letter dated November 26, 2007, to the comment in Bullet 3 set forth in the letter of the staff of the Securities and Exchange Commission (the “Staff”) of November 9, 2007 (the “Comment Letter”) to Paul J. Maddon, M.D., Ph.D., Founder and Chief Executive Officer of the Company, regarding the above-referenced annual report on Form 10-K (the “Annual Report”). For the convenience of the Staff, we have restated in this letter the comment in the Comment Letter. Capitalized terms used and not defined regarding the Annual Report have the meanings given in the Annual Report. All references to page numbers and captions correspond to the page numbers and captions in the Annual Report.

Form 10-K for Fiscal Year Ended December 31, 2006

Consolidated Financial Statements

9. License and Co-Development Agreement with Wyeth Pharmaceuticals, F-19

1. Please provide the following regarding your accounting for the Collaboration Agreement with Wyeth Pharmaceuticals, which you have determined should be treated as a single unit of accounting.

Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
Securities and Exchange Commission

Bullet 3 – Demonstrate for us why recognition of the upfront payment under the proportionate performance method is appropriate when apparently you “cannot estimate the total remaining costs to be incurred and the timing to complete [y]our research and development programs” as disclosed on page 44.

The Company acknowledges the Staff’s comment.

For most of our development programs, we do not have the ability to estimate the total remaining costs to be incurred and timing to complete our research and development programs.  However, due to the nature of our arrangement with Wyeth, including the detailed development plan and budget, which defines the totality of the Company’s obligations, and which includes a relatively short period of completion, we do have the ability to estimate the total costs to complete for that program.

We will expand the disclosure on page 44 of the Annual Report as follows, including quantification of our estimate of the remaining costs to be incurred and timing to complete our obligations under the Collaboration Agreement with Wyeth Pharmaceuticals, and will first include such disclosures in Form 10-K for the year ended December 31, 2007:

“For various reasons, many of which are outside of our control, including the early stage of certain of our programs, the timing and results of our clinical trials and our dependence in certain instances on third parties, we cannot estimate the total remaining costs to be incurred and timing to complete our research and development programs. However, under our Collaboration Agreement with Wyeth, we are able to estimate that those remaining costs for the subcutaneous and intravenous formulations of methylnaltrexone, based upon the development plan and budget approved by us and Wyeth, which defines the totality of the Company’s obligations, are $67.9 million over the period from January 1, 2008 to December 31, 2009.”

***

As requested by the Staff, the Company acknowledges that:

(i) The Company is responsible for the adequacy and accuracy of the disclosure in the Annual Report;

(ii) Staff comments or changes to disclosure in response to Staff comments in the Annual Report reviewed by the Staff do not foreclose the Commission from taking any action with respect to such filing; and

(iii) The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

                                                                      ***

                If you have any questions regarding the foregoing, please contact me at (914) 789-2834 or Fred Pruslin at (914) 789-2829.

            Very truly yours,
            PROGENICS PHARMACEUTICALS, INC.

                                                                                                              /s/ Robert A. McKinney

                 Robert A. McKinney
                 Senior Vice President, Finance and
                 Operations, Chief Financial Officer and Treasurer

cc: Securities and Exchange Commission
      Frank Wyman
      Mark Brunhofer